UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Inovio Pharmaceuticals, Inc.

File No. 001-14888 - CF#25260

———————————————

       Inovio Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 17, 2010.

       Based on representations by Inovio Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.2   through May 17, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Daniel Morris
           Special Counsel